                                                                   EXHIBIT 99(A)

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- --------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                           ---------------------
                                                                             1995         1994
                                                                           --------     --------
Revenues
  Systems and other contracts
     GM and affiliates..................................................   $  898.0     $  841.7
     Outside customers..................................................    1,878.3      1,375.5
  Interest and other income.............................................        8.7         22.1
                                                                           --------     --------
     Total revenues.....................................................    2,785.0      2,239.3
                                                                           --------     --------
Costs and expenses
  Cost of revenues......................................................    2,176.1      1,710.6
  Selling, general, and administrative..................................      281.0        250.8
  Interest..............................................................       20.4          9.6
                                                                           --------     --------
     Total costs and expenses...........................................    2,477.5      1,971.0
                                                                           --------     --------
Income before income taxes..............................................      307.5        268.3
Provision for income taxes..............................................      110.7         96.6
                                                                           --------     --------
Separate Consolidated Net Income........................................   $  196.8     $  171.7
                                                                            =======      =======
Available Separate Consolidated Net Income (Note 1)
Average number of shares of GM Class E common stock outstanding
  (Numerator)...........................................................      300.0        257.9
Class E dividend base (Denominator).....................................      482.4        481.2
Available Separate Consolidated Net Income..............................     $122.4       $ 92.1
Earnings Attributable to GM Class E Common Stock on a Per Share Basis
  (Note 1)..............................................................      $0.42        $0.36

See accompanying note to consolidated financial statements.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                       MARCH 31,      DECEMBER 31,
                                                                         1995             1994
                                                                       ---------      ------------
ASSETS
Current assets
  Cash and cash equivalents.........................................   $  521.7         $  608.2
  Marketable securities.............................................      119.3            149.6
  Accounts receivable...............................................    2,114.1          2,082.1
  Accounts receivable from GM and affiliates........................      192.4             65.4
  Inventories.......................................................      140.3            137.8
  Prepaids and other................................................      377.7            311.0
                                                                       ---------      ------------
          Total current assets......................................    3,465.5          3,354.1
                                                                       ---------      ------------
Property and equipment, at cost less accumulated depreciation of
  $2,831.4 at March 31, 1995 and $2,680.9 at December 31, 1994
     Land...........................................................      126.8            125.3
     Buildings and facilities.......................................      536.7            559.2
     Computer equipment.............................................    1,993.9          1,871.0
     Other equipment and furniture..................................      223.8            201.1
                                                                       ---------      ------------
          Total property and equipment, net.........................    2,881.2          2,756.6
                                                                       ---------      ------------
Operating and other assets
  Land held for development, at cost................................       98.3             97.4
  Investment in leases and other....................................    1,435.9          1,308.8
  Software, goodwill, and other intangibles, net....................    1,277.1          1,269.6
                                                                       ---------      ------------
          Total operating and other assets..........................    2,811.3          2,675.8
                                                                       ---------      ------------
Total Assets........................................................   $9,158.0         $8,786.5
                                                                       ========       ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable..................................................   $  501.3         $  571.1
  Accrued liabilities...............................................    1,351.3          1,451.0
  Deferred revenue..................................................      619.8            536.7
  Income taxes......................................................      101.6            111.0
  Notes payable.....................................................      258.2            203.4
                                                                       ---------      ------------
          Total current liabilities.................................    2,832.2          2,873.2
                                                                       ---------      ------------
Deferred income taxes...............................................      712.9            659.8
                                                                       ---------      ------------
Notes payable.......................................................    1,198.4          1,021.0
                                                                       ---------      ------------
Stockholder's equity
  Common stock, without par value; authorized 1,000.0 shares. Issued and outstanding 482.4 shares at March 31, 1995 and 481.7 shares
     at December 31, 1994...........................................      506.4            455.1
  Retained earnings.................................................    3,908.1          3,777.4
                                                                       ---------      ------------
          Total stockholder's equity................................    4,414.5          4,232.5
                                                                       ---------      ------------
Total Liabilities and Stockholder's Equity..........................   $9,158.0         $8,786.5
                                                                       ========       ==========

See accompanying note to consolidated financial statements.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                             ------------------
                                                                              1995       1994
                                                                             -------    -------
Cash Flows from Operating Activities
  Net income..............................................................   $ 196.8    $ 171.7
                                                                             -------    -------
  Adjustments to reconcile net income to net cash provided by operating activities (net of effects of acquired companies)
     Depreciation and amortization........................................     231.0      156.9
     Accretion of discount related to commercial paper....................      14.6        3.8
     (Increase) decrease in accounts receivable...........................     (45.1)      21.9
     (Increase) decrease in accounts receivable from GM and affiliates....    (123.1)      25.5
     (Increase) decrease in inventories...................................       0.2      (18.5)
     Increase in prepaids and other.......................................     (65.3)     (33.2)
     Increase (decrease) in accounts payable and accrued liabilities......    (230.6)       5.6
     Increase (decrease) in deferred revenue..............................      68.0      (11.5)
     Increase (decrease) in income taxes..................................      (9.5)      10.5
     Increase in deferred income taxes....................................      56.1       35.6
                                                                             -------    -------
       Total adjustments..................................................    (103.7)     196.6
                                                                             -------    -------
  Net cash provided by operating activities...............................      93.1      368.3
                                                                             -------    -------
Cash Flows from Investing Activities
  Payments for purchase of available-for-sale securities..................     (10.8)     (38.6)
  Proceeds from sale of available-for-sale securities.....................      64.0       70.3
  Payments related to land held for development...........................      (0.9)      (1.4)
  Payments for investment in leases and certain other assets..............    (144.1)    (257.2)
  Proceeds from investment in leases and certain other assets.............      27.6       96.8
  Payments for purchase of software and certain other intangibles.........      (5.0)      (4.8)
  Payments for purchase of property and equipment.........................    (263.8)    (156.3)
  Payments related to acquisitions, net of cash acquired..................     (40.9)      (0.7)
                                                                             -------    -------
  Net cash used in investing activities...................................    (373.9)    (291.9)
                                                                             -------    -------
Cash Flows from Financing Activities
  Net increase (decrease) in current notes payable with maturities less
     than 90 days.........................................................      48.8      (43.6)
  Payments on notes payable...............................................     (62.6)     (31.8)
  Proceeds from notes payable.............................................     216.3      205.7
  Payments on advances from GM............................................        --       (0.3)
  Proceeds from issuance of common stock..................................      51.3       25.1
  Cash dividends paid to GM...............................................     (62.6)     (57.7)
                                                                             -------    -------
  Net cash provided by financing activities...............................     191.2       97.4
                                                                             -------    -------
Effect of Exchange Rate Changes on Cash and Cash Equivalents..............       3.1        2.5
                                                                             -------    -------
Net Increase (Decrease) in Cash and Cash Equivalents......................     (86.5)     176.3
Cash and Cash Equivalents at Beginning of Period..........................     608.2      383.4
                                                                             -------    -------
Cash and Cash Equivalents at End of Period................................   $ 521.7    $ 559.7
                                                                             =======    =======

See accompanying note to consolidated financial statements.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                   NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1994 Annual Report to the SEC on Form 10-K.

NOTE 1.

     The consolidated financial statements of EDS do not reflect the purchase accounting adjustments arising as a result of the acquisition of EDS by GM.

     Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is determined quarterly and is equal to the separate consolidated net income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 482.4 million during the first quarter of 1995. The comparable denominator for the first quarter of 1994 was
481.2 million.

     On March 13, 1995, GM contributed 173,163,187 shares of GM Class E common stock to its hourly pension plan. This contribution increased the weighted average shares outstanding during the three months ended March 31, 1995.

     The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In 1994 and 1988, EDS initiated programs to repurchase 9.5 million and 11.0 million shares, respectively, of GM Class E common stock in order to meet certain future requirements of EDS' employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.

     The current GM Board policy is that the cash dividends on the GM Class E common stock, when, as, and if declared by the GM Board in its sole discretion, will equal approximately 30% of the Available Separate Consolidated Net Income of EDS for the prior year.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

     EDS signed new contracts with a total contract value of $2.6 billion during the quarter ended March 31, 1995, compared to $2.2 billion during the same period of 1994.

     Total revenues rose $545.7 million over the comparable quarter in the prior year to $2,785.0 million for the quarter ended March 31, 1995. Systems and other contracts revenues for the quarter ended March 31, 1995 included $898.0 million of revenues related to GM contracts.

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

     The growth of non-GM revenues during the first quarter of 1995, when compared to the corresponding period in 1994, was 36.6%. This growth results from several new contracts and improved performance of existing contracts.

     GM revenues increased 6.7% during the quarter ended March 31, 1995, when compared with the same period in 1994. The percentage of EDS' total revenues attributable to General Motors and its subsidiaries has decreased significantly since 1985. While it is anticipated that GM will continue to contribute a significant portion of systems and other contracts revenues, the percentage of revenues from GM and its subsidiaries is expected to continue to decline as non-GM revenues continue to increase. In the first quarter of 1995, 32% of revenues came from GM and its subsidiaries, compared with 38% for the first quarter of 1994.

     Cost of revenues as a percentage of systems and other contracts revenues was 78% for the first quarter of 1995, compared with 77% for the first quarter of 1994. Selling, general, and administrative expenses as a percentage of systems and other contracts revenues were 10% for the first quarter of 1995, compared with 11% for the first quarter of 1994.

     For the quarter ended March 31, 1995, EDS' separate consolidated net income increased 14.6% to $196.8 million, when compared to net income of $171.7 million for the same period in 1994. Earnings per share of Class E Common Stock increased from $0.36 to $0.42, or 16.7%, for the first quarter of 1995 when compared to the first quarter of 1994. EDS' effective tax rate remained at 36% for the quarter.

LIQUIDITY AND CAPITAL RESOURCES

     EDS maintained a strong liquidity and capital structure during the first quarter. Working capital was $633.3 million at March 31, 1995. The increase in 1995 was primarily related to increases in accounts receivable, prepaid and other assets, as well as decreases in accounts payable and accrued liabilities. The current ratio remained relatively constant at 1.2-to-1 at March 31, 1995 and at December 31, 1994. Return on assets was 10.3% and 11.1% for the first quarter of 1995 and 1994, respectively. Return on equity was 21% for the first quarter of 1995 and 1994. The noncurrent debt-to-capital ratio was 21% at March 31, 1995 and 19% at December 31, 1994. At March 31, 1995, EDS' capital consisted of $1,198.4 million in noncurrent notes payable and $4,414.5 million in stockholder's equity.

     Total debt was $1,456.6 million at March 31, 1995 and represented a 19% increase from total debt of $1,224.4 million at December 31, 1994. Debt, which consists largely of commercial paper, increased primarily to manage working capital needs. At March 31, 1995, EDS had unused, uncommitted short-term lines of credit totaling $495.8 million and unused committed lines of credit of $1,800.0 million. The total debt-to-capital ratio (includes current debt as a component of capital) was 24.8% at March 31, 1995 compared with 22.4% at December 31, 1994.

     On April 4, 1995, Standard & Poor's Corporation ("S&P") raised its commercial paper rating of EDS to A-1 from A-2, second highest within the four investment grade ratings available from S&P for commercial paper, indicating a strong degree of safety regarding timely payments, and removed the rating from CreditWatch, where is was placed on February 6, 1995.

     A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

     EDS continues to maintain a strong cash position, holding cash and cash equivalents of $521.7 million at March 31, 1995. Cash flows from operations for the three months ended March 31, 1995, were $93.1 million, down $275.2 million from the same period for 1994 due primarily to changes in working capital items. Net cash used in investing activities was $373.9 million for the first quarter of 1995 compared to $291.9 million for the first quarter of 1994. The increase was primarily due to purchases of property and equipment, as well as increased participation in business combinations and other investments to support business growth. During the quarter, EDS made net additions to property and equipment of $263.8 million and net additions to software,

              ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

goodwill, and other intangibles of $5.0 million. Net cash provided by financing activities was $191.2 million for the first quarter of 1995 compared to $97.4 million for the first quarter of 1994, an increase of $93.8 million due to the issuance of notes payable. EDS paid cash dividends to GM totaling $62.6 million in the first quarter and has consistently paid cash dividends since 1974.

     The competitive environment and changing market forces are increasing the capital intensity of EDS' business. Increasing amounts of capital will be required by EDS in order to make investments in acquisitions, joint ventures and strategic alliances in other parts of the information industry and in new product development. In addition, information technology customer contracts frequently now require front-end investments in computers and telecommunications equipment, software, and other property, plant and equipment. For these reasons, EDS' ability to continue to access the capital markets on an efficient basis will become increasingly important to EDS' ability to compete effectively.

     EDS expects to issue in the second quarter of 1995 up to $200 million of its five-year notes and $300 million of its ten-year notes in a private placement to investment banks for resale only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act). The proceeds of such offering are expected to be used for general corporate purposes, including repayment of outstanding commercial paper borrowings and funding of acquisitions. Such notes have not been and will not be registered under the Securities Act or any other applicable securities laws and may not be offered, sold or otherwise transferred unless registered pursuant to, or exempt from registration under, the Securities Act and other applicable securities laws.

                                   * * * * *